SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)*

                        ACCEL International Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
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                        (Title of Class of Securities)

                                  004299 10 3
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                                (CUSIP Number)

                            William H. Cuddy, Esq.
                            Day, Berry & Howard LLP
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                        April 1, 1998 and January 19, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on the following pages)

                               (Page 1 of 8 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3                   13D                      Page 2 of 8


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David T. Chase

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
                       887,500 shares, to the extent that the reporting person
                       has been temporarily transferred voting power over
  NUMBER OF            880,000 of such shares
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               887,500 shares, to the extent that the reporting person
                       has been temporarily transferred dispositive power over 880,000 such shares

                 10    SHARED DISPOSITIVE POWER
                       3,455,648 shares

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,343,148 shares, to the extent that the reporting person has been temporarily transferred dispositive power and voting power over 880,000 of such shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           50.8% (see Row 11 above)

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated November 20, 1997, as previously amended by Amendment No. 1 thereto dated February 10, 1998 (the "Prior Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in the Prior Schedule 13D, the reporting person had borrowed 1,000,000 shares of Common Stock from his spouse, Rhoda
L. Chase, pursuant to a loan agreement (the "Loan Agreement") dated December 24, 1997 between the reporting person and Rhoda L. Chase. On April 1, 1998, the reporting person returned to Rhoda L. Chase 120,000 of such shares. The terms of the Loan Agreement are more fully described in the Prior Schedule 13D. The 120,000 shares of Common Stock returned by the reporting person to Rhoda L. Chase were deposited by Rhoda L. Chase into the brokerage account to which her Trading Authorization (the "RLC Trading Authorization") described in the Prior Schedule 13D relates.

     On January 19, 1999, Insurance Holdings Limited Partnership ("IHLP") returned to Rhoda L. Chase 335,000 shares of Common Stock which Rhoda L. Chase previously loaned to IHLP. The 335,000 shares of Common Stock returned to Rhoda L. Chase were deposited by Rhoda L. Chase into the brokerage account to which the RLC Trading Authorization relates.

Item 4.   PURPOSE OF TRANSACTION.

     The reporting person is holding all of the shares of Common Stock owned by him for investment purposes. The reporting person has pledged the 880,000 shares of Common Stock which are on loan to him from Rhoda L. Chase to secure a loan with Comerica Bank pursuant to a security agreement (the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in the Prior Schedule 13D. Based on his ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to him, offers for his shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of his present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means.
He may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person may be deemed to beneficially own 4,343,148 shares of Common Stock (including 880,000 shares of Common Stock the reporting person has borrowed pursuant to the Loan Agreement, and currently exercisable options (the "Options") for 7,500 shares of Common Stock), representing approximately 50.8% of the 8,552,820 shares of Common Stock reported to be outstanding as of October 31, 1998 (as reported in ACCEL's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of October 31, 1998, owned by Sandra M. Chase, the reporting person's daughter-in-law.

     (b)  As described in greater detail in the Prior Schedule 13D and in
Item 6 hereof, the reporting person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of, the 880,000 shares of Common Stock he borrowed from Rhoda L. Chase during the term of the Loan Agreement. Upon the exercise of any of the Options, the reporting person will have the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. The reporting person shares the power to dispose or to direct the disposition of (i) 1,120,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase (the reporting person's son) with Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust whose beneficiaries are Cheryl A. Chase (the reporting person's daughter) and her children, with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford, Connecticut 06117. She is not employed. Arnold L. Chase is an Executive Vice President and director of D.T. Chase Enterprises ("DTCE"), a holding company for various Chase family interests. Arnold L. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. Rhoda L. Chase and Arnold L. Chase are citizens of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, none of Rhoda L. Chase, Arnold L. Chase or the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of Rhoda L. Chase, Arnold L. Chase or the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock have been effected by or on behalf of the reporting person during the past 60 days other than the transactions described in Item 3.

     (d)  As described in greater detail in the Prior Schedule 13D and in
Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 880,000 shares of Common Stock the reporting person has borrowed from Rhoda L. Chase during the term of the Loan Agreement. Upon the exercise of any of the Options, the reporting person will have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of the reporting person and, with respect to (i) 1,120,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase,
(ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, such shares of Common Stock beneficially owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in greater detail in the Prior Schedule 13D, the reporting person has previously borrowed 1,000,000 shares of Common Stock from Rhoda L. Chase pursuant to the Loan Agreement. The reporting person pledged these shares to secure a loan with Comerica Bank pursuant to the Security Agreement and a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account dated December 30, 1997 (the "Notice to Financial Intermediary"), as described in greater detail in the Prior Schedule 13D. On April 1, 1998, 120,000 shares of Common Stock were released from such pledge and the reporting person returned such shares of Common Stock to Rhoda L. Chase. The 120,000 shares of Common Stock returned by the reporting person to Rhoda L. Chase were deposited by Rhoda
L. Chase into the brokerage account to which the RLC Trading Authorization relates. 880,000 shares of Common Stock remain on loan to the reporting person pursuant to the Loan Agreement, and pledged by the reporting person to Comerica Bank pursuant to the Security Agreement and Notice to Financial Intermediary. The terms of the Loan Agreement, Security Agreement and Notice to Financial Intermediary, described in greater detail in the Prior
Schedule 13D, otherwise remain unchanged.

     On January 19, 1999, IHLP returned to Rhoda L. Chase 335,000 shares of Common Stock which Rhoda L. Chase previously loaned to IHLP. These shares were deposited by Rhoda L. Chase into the brokerage account to which the RLC Trading Authorization relates.

     The foregoing description of the Loan Agreement, the Security Agreement, the Notice to Financial Intermediary and the RLC Trading Authorization is subject to, and is qualified in its entirety by reference to, the Loan Agreement, the Security Agreement, the Notice to Financial Intermediary and the RLC Trading Authorization, each of which has been filed as an exhibit to the Prior Schedule 13D.

     As described in greater detail in the Prior Schedule 13D, each non-employee director of ACCEL, including the reporting person, is granted options to purchase shares of Common Stock under the ACCEL International Corporation 1996 Stock Incentive Plan (the "Plan"). On June 16, 1998, the stockholders of ACCEL approved amendments to the Plan (the "First Amendments to the Plan"), which, among other things, increased the number of shares of Common Stock for which options are granted to non-employee directors. Under the Plan, as amended, each person who becomes a director of ACCEL is granted, upon his initial appointment or election as a director, the option to purchase 10,000 (instead of 2,000, prior to the amendment) shares of Common Stock, and each non-employee director of ACCEL (other than a non-employee director who first became a director during the period following the immediately preceding annual meeting of stockholders of ACCEL) is granted, at each annual meeting of stockholders of ACCEL, the option to purchase 10,000 (instead of 1,000, prior to the amendment) shares of Common Stock. The Board of Directors of ACCEL adopted further amendments to the Plan (the "Second Amendments to the Plan") in November, 1998. These amendments provide for increased transferability of options granted under the Plan. The description of the Plan contained in the Prior
Schedule 13D is otherwise unaffected by the amendments to the Plan.

     The reporting person was granted an option to purchase 10,000 shares of Common Stock pursuant to the Plan and to a Stock Option Agreement
(the "Stock Option Agreement") dated June 16, 1998, between the reporting person and ACCEL. Such option will become exercisable as to 50% of the shares of Common Stock subject to it on the first anniversary of the date it was granted and as to the remaining shares of Common Stock on the second anniversary of the date it was granted. The exercise price for such option is $3.21875 per share. Such option will expire ten years after the date it was granted or, if earlier, 180 days after the reporting person ceases to be a director of ACCEL.

     The foregoing description of the Plan, the First Amendments to the Plan, the Second Amendments to the Plan, the Stock Option Agreement and the options granted thereunder is subject to, and is qualified in its entirety by reference to, the Plan, which has been filed as an exhibit to the Prior
Schedule 13D, and the First Amendments to the Plan, the Second Amendments to the Plan and Stock Option Agreement, which are each filed as exhibits to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, including the Prior Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  First Amendments to the Plan

     (2)  Second Amendments to the Plan

     (3)  Stock Option Agreement

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    January 27, 1999               /s/ David T. Chase
                                         --------------------
                                         David T. Chase